Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

PROFIT WARNING

This announcement is made by SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors (the “Board”) of the Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that, based on a preliminary review of the unaudited consolidated management accounts of the Group for the six months ended June 30, 2024 and assessment of the latest information currently available to the Board, the Group is expected to record (i) revenue of no less than US$370.0 million for the six months ended June 30, 2024, representing an increase of approximately 14.2% as compared to that of US$323.9 million for the corresponding period in 2023; and (ii) a net loss between US$4.0 million and US$5.0 million for the six months ended June 30, 2024, as compared to a net profit of US$3.4 million for the corresponding period in 2023.

Based on the information currently available, the Board is of the view that the decrease in net profit is mainly due to the increase in net foreign exchange loss, which is estimated at approximately US$19.5 million for the six months ended June 30, 2024 (June 30, 2023: US$10.7 million), arising primarily from the unrealized exchange losses incurred by the revaluation of monetary items which are denominated in currencies other than the reporting currency (U.S. Dollar) as a result of exchange rate fluctuations in the first half of 2024. Despite the aforementioned challenges, the Group’s operational performance remained stable throughout the first half of 2024. The Group recorded a steady revenue growth during the period, which was primarily driven by the overall table turnover rate increasing from 3.3 times per day for the six months ended June 30, 2023 to 3.8 times per day for the six months ended June 30, 2024. The restaurant level operating margin of the Group also experienced steady improvement for the six months ended June 30, 2024 compared to the corresponding period in 2023.

The Group has been closely monitoring the market condition and regularly reviewing financial and operational metrics to quickly adapt and respond to market changes. The actual operating and financial conditions of the Group for the six months ended June 30, 2024 are to be further quantified and the Board will continue to monitor the situation closely.

The information contained in this announcement is only based on a preliminary assessment of the unaudited consolidated management accounts and relevant revenue estimates made available to the Board as at the date of this announcement and which have not been audited or reviewed by the Company’s auditors or reviewed by the audit committee of the Board. The Company is still in the progress of finalizing the interim results of the Group for the six months ended June 30, 2024, and such interim results may be subject to further adjustment(s) and may be different from the information contained in this announcement. The Group’s financial results and performance for the six months ended June 30, 2024 are expected to be published in August 2024 in compliance with the Listing Rules.

Shareholders and investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, August 2, 2024

As at the date of this announcement, the Board comprises Ms. SHU Ping as chairlady and non- executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

2